UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE


October 8, 2004

via U.S. mail

Peter T. Socha
President and Chief Executive Officer
James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, Virginia 23219


Re:	James River Coal Company
	Form S-1 amendment 1 filed September 22, 2004
	File No. 333-118190


Dear Mr. Socha:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1. For each amendment, file electronically via EDGAR both a marked and an unmarked version. Refer to Rule 472 and Item 310 of Regulation S-T.

2. We have reviewed your response to prior comment number 22. Supplementally support your conclusions that your financial results and financial position as of April 30, 2004 as compared to May 6, 2004 are not materially different. If this is true, expand your financial statement disclosure to clearly explain that you have applied fresh start accounting as of April 30, 2004 rather than the date that you emerged from bankruptcy. Explain why the financial statements as of April 30, 2004 and May 6, 2004 are not materially different and more clearly explain how you have accounted for your senior secured credit facility transaction which occurred on May 6, 2004. We may have further comment.

Chapter 11 Reorganization - page 21

3. Clarify that the discussion contains a summary of all material information about the reorganization.  We note your suggestion that
the discussion "highlights material information."   Refer to prior
comment 14.

Management`s Discussion and Analysis - page 33

4. We note your response to previous comment 17. Revise your MD&A to discuss any material impact the decrease in sales to Georgia Power will have on your operations. If you do not expect the decrease to have a material impact, please explain.

Liquidity and Capital Resources - page 49

5. Expand your discussion at page 51 of the covenants in your credit facilities to clarify whether you expect the restrictions to have a material impact on your liquidity or operations.

6. We have reviewed your response to prior comment number 37 and do not agree with your conclusion. We note that you state that your revenue was impacted by decreased quantities of coal available to sell. To the extent that you expect this downward trend to continue or that you expect to have more coal available to sell in the future, either as a result in increases in your proven and probable reserves or from the purchase of coal from third parties, expand your discussion of liquidity to address how the level of coal available for sale, including your proven and probable reserves, impacted your historical cash flows and are expected to impact your future cash flows. Refer to Item 303(a) of Regulation S-K.

Business

Reserves - page 48

7. We note your response to our prior comment number 45. Please modify your disclosure to address all the items related to your change in estimate. We refer you to Paragraph 33 of APBO 20.

Management - page 74

8. Further revise the sketches to eliminate any remaining gaps or ambiguities with regard to time in the five-year descriptions. For example, refer to the sketches you provide for James Wilson and Alan Crown.

Financial statements

Note - 1 (h) Impairment of Long-Lived Assets - page F-12

9. We have reviewed your response to our prior comments and it is still unclear why your write-offs of assets due to abandonment did not constitute an impairment charge. Tell us the timing of your determination to no longer mine the area you reference. Further, tell us why this decision did not represent a triggering event. In addition, your disclosures on page 31 and 34 do not make reference to the "unfavorable geologic conditions" you cite in your response. Please expand these disclosures to clearly indicate the reason for the adjustment.

Note-1 (u) Adoption of New Accounting Pronouncements - page F-15

10. We note your response to our prior comment number 57. We note that your disclosure that you have outstanding surety bonds with third parties for post-mining reclamation totaling $25.0 million. Tell us what the amounts posted as surety bonds represent. Also, tell us why you do not believe it is appropriate to consider amounts posted as surety bonds in your asset retirement obligation determination. Address paragraph 16 of SFAS 143.

11. We are unable to locate your reconciliation required by paragraph 22(c) of SFAS 143 in note 1(u). It appears from your response that you intended to move a reconciliation from prior note 16. The roll-forward in your prior note 16, did not include all the items required by paragraph 22(c) of SFAS 143. Please provide the appropriate reconciliation in your next amendment.

Note 1 - Segments

12. We have reviewed your response to prior comment number 58. As noted previously, you have indicated that you manage their operations based on five operating companies. We would expect each mine site to have unique characteristics both in terms of the customer base, the quality of the product being mined, and the cost to sell the
products.   As previously requested, provide us with a comprehensive
analysis that addresses each of the factors identified in paragraph 17 of SFAS 131 to conclude that you operate in one segment. We expect that this analysis will include:

(a) 	List each your operating segment, as defined by paragraph 10 of
SFAS 131, that you aggregated and support your aggregation of these operating segments under paragraph 17 of SFAS 131. Address the following for each operating segment.

(i) 	Identify the financial measures used by management to evaluate each operating segment and why they are similar for all components in each aggregated group. Provide a schedule that identifies these measures over the past five years.

(ii) 	Explain in detail why the operating measures are relevant
to evaluating the performance and outlooks of the operating segments.

(iii) 	Explain how the economic characteristics are similar for
all components in each aggregated group.

(iv)	State whether historical trends are expected to continue.

(v)	Compare and contrast each operation in terms of the type and quality of the coal that you are extracting, the methods used to extract it, the shape and distribution of the deposit, and the expected life of your proven and probable reserves.

(vi)	Compare and contrast the cost to extract the coal.  Identify the type of mining operations at each operating segment. In cases where multiple mining methods are used, identify the % of production attributable to each.

(vii)	Identify encumbering commitments, such as royalties and
their impact on the economics of the mining operation.

(b)		The nature of the products and services

(i)	Identify the type of product mined (e.g., steam, metallurgical).
Identify, for each operating segment, the different characteristics of the coal mined and explain how this impacts the price per ton, and the customers base that uses that type of coal. We would expect that these factors could include energy, sulfur content and transportation.

(c)		The nature of the production processes

(i)	We note that you use contract-mining services at certain mines.
Also, for each operating segment identify the type of mining methods used and the % of total production attributable to each. Indicate the impact the use of a particular mining method has on your cost to produce a product. For each operating segment identify the extent to which additional processing is required prepare the product for sale.

(d)		The type or class of customer for their products and
services

(i)	For each operating segment, identify the percentage of total production committed under customer contracts.

(e)		The methods used to distribute their products or provide
their services

(i)	Identify this by operating segment.  Additionally, indicate the distance that you are required to ship your product to reach your customers and the impact this has on your pricing.

(f)		The nature of the regulatory environment

(i)	Identify the primary state that the operating segment operates.
Address the impact state and local taxation have on your costs of operations.

(ii) Identify, by operating segment, the regulatory cost, including reclamation, per ton to produce your product and explain any differences.

Exhibit 5

13. Please obtain and file an updated opinion that refers to the most current amendment and that specifies the correct number of shares.

Engineering Comments

14. We note your response to our question number 67 did not address the economic feasibility or viability of your estimating reserve parameters. The USGS circular 891 does not address economic metrics in reserve and resource determination, just the geologic parameters. The Marshall Miller & Associates report within Volume I also specifically states on page 7 that only geologic parameters, such as the lateral extent, coal thickness, and quality were reviewed. The mineability, marketability, economic feasibility of mining these reserves was not within the Marshall Millers and Associates "scope of work". Supplementally provide pertinent production & cost information developed for your current life of mine (LOM) plan for each coal company. We emphasize that Industry guide 7 does require disclosure of the total cost for each property and its associated plant and equipment. This request would apply to the mines, wash plants, and auxiliary facilities, including the fixed and mobile equipment for each coal company. These current mine plans should include the following:
* Property descriptions (LOM-all properties)
o Mining, processing and transportation methods employed
o General list of fixed & mobile equipment
o Equipment condition and maintenance practices
o Details as to modernization & useful life of the plant & mobile equipment
o Subsurface improvements
o Transportation & haulage systems
o Personnel requirements
* Production schedules (LOM-all properties)
o Operator and contractor mined (from reserves) coal sales, tons
o Stockpile adjustments and blending requirements, if any
o Total mine production and contractor (from reserves), tons
o Spot purchases (other than reserve), tons
* Costs (LOM-all properties)
o Total revenue, sales price
o Mining Cost
o Contractor mining cost or purchase price - contractor and spot purchases
o Processing cost, transportation & cost of sales
o Overhead cost
* Capital requirements (LOM-all properties)
o Project capital
o Sustaining capital
o Working capital
* Cash flow projection

15. Please note the Marshall Miller & Associates report provided of measurements of existing coal reserves, but the mining criteria used to determine these reserves was not presented. Define the following reserve criteria items for each of the five mining companies.
* Minimum coal thickness
* Maximum or minimum inter-seam thickness
* Maximum mining depth
* Maximum overburden thickness
* Minimum coal quality & heat values
* Significant structural conditions, old mine workings & hydrologic conditions, water inflow, roof & floor conditions, and methane or ventilation concerns
* Minimum annual economic tonnage, Maximum annual production
* Minimum mining recovery and dilution factors
* Minimum wash plant recovery & total capacity
* Stripping ratios, if applicable

16. Under the business subsection on page 50, the information provided in response to question number 71 did not justify those reserves without a specific site sample. This drill data indicates the presence of coal, but does not address coal quality. Supplementally provide the following:
* Where are those drill holes located?
* Are the drill holes grouped within a specific area or are they evenly distributed?
* Are there any studies that demonstrate coal seam quality continuity between the drill holes? If these studies address the above coal samples, please provide.


*	*	*

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct questions regarding accounting issues and related disclosures to Kevin Stertzel at (202) 824-5374 or Jill Davis, Accounting Branch Chief, at (202) 942-1966. Direct all questions regarding engineering comments to Roger Baer, Mining Engineer, at
(202) 942-2965. Direct questions relating to all other disclosure issues to Michael McCoy at (202) 942-1908 or, in his absence, to
Timothy Levenberg at (202) 942-1896.   Address replies to us at the
following zip code: 20549-0405.


						Sincerely,



						H. Roger Schwall
						Associate Director


cc:	via facsimile
	David A. Stockton, Esq.
(404) 541-3470 fax
(404) 815-6444 tel.

Jill Davis
Michael McCoy
Kevin Stertzel
Roger Baer
Tim Levenberg
James River Coal Company
October 8, 2004
page 1